CUSIP No.	221492101

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Cost U Less Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
221492101
(CUSIP Number)
John D. Delafield
Delafield Hambrecht, Inc.
701 Fifth Avenue, Suite 3800
Seattle, WA 98104
(206) 254-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	187,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		115,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		115,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	115,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		112,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		112,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	112,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Micro-Cap Value Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: John D. Delafield

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		45,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,000

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	232,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: William N. Mathis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		143,310

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		143,310

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	143,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Colin M. Hutchinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		5,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,300

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

Item 1. Security and Issuer.
This Amendment No. 2 supplements and amends the Schedule 13D dated November 1, 2005 and originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005 (the “Original Filing”) and amended pursuant to the Schedule 13D/A dated April 26, 2006 and filed with the Commission on May 1, 2006 (the “First Amendment”). The class of equity securities to which this statement relates is the shares of common stock held by the aforesaid reporting persons (“Holders”) of Cost U Less Inc (the “Company”) whose principal executive offices are located at 3633 136th Place SE, Suite 110, Bellevue, WA 98006.
Item 2. Identity and Background.
The information contained in Item 2 of the First Amendment is hereby amended and restated as follows:
This Schedule 13D is filed by Delafield Hambrecht, Inc. (“DHI”), Delafield Hambrecht Partners, LLC (“DHP”), Delafield Hambrecht Partners Fund, LP (“DHPF”), Delafield Hambrecht Micro-Cap Value Fund, LP (“DHMV”), John D. Delafield, William N. Mathis, and Colin M. Hutchinson.
DHI is a Delaware corporation primarily engaged in providing investment banking services to companies located in the northwestern United States. DHI’s principal executive offices are located at 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104. See Exhibit 7.1 for a schedule of DHI’s directors and officers.
DHP is the General Partner of DHPF and DHMV. DHP is wholly owned by DHI. DHP’s managing members include John D. Delafield and Andrew H. Lufkin. DHPF is managed by John D. Delafield. DHMV is managed by Andrew H. Lufkin.
Colin M. Hutchinson is a Principal with DHI and is a citizen of the United States of America. Colin M. Hutchinson disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI.
William N. Mathis is an individual investor and is a citizen of the United States of America. William N. Mathis disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI and DHPF.
Together the aforesaid reporting persons are deemed to be the beneficial owners of an aggregate of 380,993 shares of the Common Stock of the Issuer (the “Shares”). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.
During the last five years, no member of Holders has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of,

CUSIP No.	221492101
prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the First Amendment is hereby amended and restated as follows:
Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $2,528,846.38 was paid to acquire 380,993 shares of the Issuer.
Item 4. Purpose of Transaction.
The information contained in Item 4 of the First Amendment is hereby amended and restated as follows:
The securities covered by this Amendment No. 2 were acquired by each of the Holders for investment purposes.
Holders have communicated with management and members of the Company’s Board of Directors regarding their belief that the shares of the Company are undervalued. The same Holders continue to believe that the shares of the Company are undervalued and have written letters to and had conversations with management and members of the Company’s Board of Directors suggesting ways to increase shareholder value — including a sale of the Company, a leveraged recapitalization of the Company, and the adoption of provisions in the Company’s charter documents and elsewhere that would enhance shareholder control of the Company and encourage third parties to attempt to acquire control of the Company.
The Holders are requesting that the Company immediately appoint an investment bank to market the Company broadly for sale through an auction process to both strategic and financial buyers. The Holders have further stated that, in the event the Company has not publicly initiated such a process prior to the next annual meeting of the shareholders of the Company, the Holders intend to propose certain actions at such meeting, including the election of directors in favor of fulfilling the Holders’ request.
The Holders, or any one of them, from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Holders will take such actions in the future as the Holders, or any one of them, may deem appropriate in light of the circumstances existing from time to time. If any such Holder believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s stock or otherwise, such Holder may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Holder may determine to dispose of some or all of the shares of Common Stock currently owned

CUSIP No.	221492101
by such Holder or otherwise acquired by such Holders either in the open market or in privately negotiated transactions.
Except as otherwise disclosed in this Item 4, the Holders do not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of the Issuer or shares of the Issuer, the Holders, or any one of the them, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, or other third parties regarding such matters.
The Holders, or any one of them, reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.
Item 5. Interest in Securities of the Issuer.
The information contained in Item 5 of the First Amendment is hereby amended and restated as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 380,993 shares, representing 9.48% of the 4,023,530 shares outstanding as reported in the Company’s most recent Form 10-Q for the quarterly period ended October 1, 2006.
The following sets forth the number of shares of Common Stock beneficially owned by each person listed in Item 2 above and the corresponding percentage of Issuer’s outstanding shares of Common Stock represented by that number:

DHI	187,383	4.7%
DHP	115,150	2.9%
DHPF	112,000	2.8%
DHMV	3,150	<0.1%
John D. Delafield	232,383	5.8%
William N. Mathis	143,310	3.6%
Colin M. Hutchinson	5,300	0.1%
(b) Please see the information reported above.

CUSIP No.	221492101
(c) None of the Holders effected any transactions in the Company’s common stock in the last sixty days:
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not amended.
Item 7. Material to be Filed as Exhibits.
The information contained in Item 7 of the Original Filing is hereby amended and restated as follows:

Exhibit No.	Description
7.1	Schedule of directors and officers of DHI

7.2	Joint Filing Agreement*

7.3	Letter dated as of January 23, 2007 from the Chairman of DHI to the Chairman of Cost U Less, Inc.

*	Previously filed.

CUSIP No.	221492101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date
January 24, 2007

Signature
/s/ John D. Delafield

John D. Delafield, Chairman, CEO & President

CUSIP No.	221492101
EXHIBIT 7.1
Schedule of DHI’s officers and directors
John D. Delafield, Chairman, Chief Executive Officer and President
Andrew H. Lufkin, Senior Managing Director and Chief Financial Officer
Carol Black, Director of Finance and Operations and Corporate Secretary
John Carleton, Director
The addresses for all of the above are 701 Fifth Avenue, Suite 3800, Seattle, WA 98104
All of DHI’s officers and directors are citizens of the United States of America.
During the last five years, none of DHI’s officers and directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

CUSIP No.	221492101
EXHIBIT 7.3
Letter dated as of January 23, 2007 from the Chairman of DHI to the Chairman of Cost-U-Less, Inc.
January 23, 2007
Mr. George C. Textor
Chairman
Cost-U-Less, Inc.
3633 136th Ave. SE
Suite 110
Bellevue, WA 98006
Dear George:
Delafield Hambrecht, Inc. and certain other investors together own approximately 9.5% of Cost-U-Less, Inc. (the “Company”). We have communicated with you in person, at the 2006 annual shareholders’ meeting and in writing our belief that the Company is significantly under-valued and is ill-suited to be publicly owned. We have filed two 13D statements (November 1, 2005 and April 26, 2006) elaborating our thinking. Our views have not changed.
The Company’s enterprise value today is approximately $30 million (adjusting for the cash raised in the St. Croix store sale/leaseback). EBITDA in 2006 and 2007 should be approximately $7.0 million and $7.5 million, respectively. Adding back $1.0 million in public company costs, 2007 pro forma EBITDA to a buyer would be $8.5 million. Assuming we are correct, the market currently values our Company (on an enterprise value basis) at 3.5x EBITDA. Clearly, this is too low and a sale of the Company would yield a significantly higher price than we enjoy today.
Please note that we are not casual observers of the Company and our estimates assume the opportunities (new Grand Cayman store, lower oil prices, etc.) you enjoy and the challenges you face (coup in Fiji, Costco opening in Kauai, etc.). Furthermore, we do not assume any impact for other synergies a strategic buyer might realize – purchasing power, employee redundancies, real estate consolidation, etc. Value is building in the business; however, the market refuses to recognize it.
As the largest owners of the Company, we maintain that our capital would be better utilized by realizing fair value through a sale of the Company today than by continuing to wait for new investors to embrace a small, illiquid company whose capital is chewed up by the cost of being public. We have been patient long enough and request that you immediately appoint an investment bank to market the Company broadly through an auction process to both strategic and financial buyers. Although strategic investors should pay more for the Company, financial buyers will pay a healthy premium to today’s market price. As you know, we would participate as a potential buyer in the auction of the Company since all along we have had an interest in

CUSIP No.	221492101
buying it. We may or may not be the ultimate buyer but realizing significantly higher value through a sale is preferable to us to continuing to watch our capital stagnate.
You and the other directors have an obligation to the shareholders to act in the interest of the owners of the Company. In the event the Company has not publicly initiated this process by the spring, we will propose certain actions at the next meeting of the shareholders, including the election of directors who support our point of view.
Sincerely,
J.D. Delafield
Chairman
Delafield Hambrecht, Inc.

Cc:	J. Jeffrey Meder, CEO and Director
Robert C. Donegan, Director
David A. Enger, Director
Gary W. Nettles, Director